Exhibit 99.1

Evaxion Biotech Expands Its EVX-03 DNA Vaccine Program Into Non-Small Cell Lung Cancer

Copenhagen, Denmark, June 23, 2022 – Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, today announced that it has selected EVX-03 as the product candidate within its DNA technology platform to target a new indication with planned regulatory filing in H2 2022.

We currently have two product candidates in our DNA technology platform, EVX-02 and EVX-03. Based on very encouraging results from our pre-clinical studies of EVX-03, we have decided to use this candidate in an upcoming clinical trial in a new indication.

Enhanced DNA technology in EVX-03

EVX-03 is optimized with an APC-targeting unit (Antigen-Presenting Cell), which has shown promising pre-clinical data and significant tumor reduction at very low doses as well as a clear dose-response relationship in all our preclinical models.

New Indication

Evaxion has decided to continue the development of EVX-03 in patients with advanced disease and plans to target non-small cell lung cancer (NSCLC) with EVX-03.

“We are very pleased to announce that the data from EVX-03 is very encouraging on all parameters from anti-tumor effect to immunogenicity. That is why we are moving forward with EVX-03, as we firmly believe it will be able to make a difference in multiple indications,” said CEO Lars Staal Wegner.

Dr. Wegner continues: “In the EVX-03 program, we plan to target non-small cell lung cancer as a new indication for this technology because of the vast unmet medical needs, a huge market potential, and the increased potential to demonstrate rapid proof-of-concept in the clinic. We believe that expanding the PIONEER platform into this new cancer indication will significantly broaden the opportunities for our technology.”

Facts:

•	According to GlobalData, the total oncology market for NSCLC is currently $23 billion and is projected to be approximately $33 billion by 2029.

•	Evaxion has a DNA technology platform with two different product candidates:

o	EVX-02 is currently being tested in a phase 1/2a clinical trial in patients with resectable melanoma. The ongoing clinical trial is expected to be finalized according to plan with a full clinical readout in Q2 2023.

o	EVX-03 is currently ready for the clinic. Moving forward, Evaxion has chosen EVX-03 as the product candidate for a Phase 1/2a clinical trial in NSCLC due to very encouraging data in the pre-clinical study.

•	The new strategy to add a different indication to our portfolio has been included in our pipeline – see attachment for details.

About Evaxion

Evaxion Biotech A/S is a clinical-stage biotech company developing AI-powered immunotherapies. With our proprietary and scalable AI technology, we decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of novel product candidates, including three patient-specific cancer immunotherapies. It is located in Hørsholm, Denmark, with 70 employees.

For more information

Evaxion Biotech A/S	LifeSci Advisors LLC
Lars Staal Wegner	Corey Davis, Ph.D.
Chief Executive Officer	Managing Director
lsw@evaxion-biotech.com	cdavis@lifesciadvisors.com
+45 93 83 20 33	+1 (212) 915 2577

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and its variants such as Delta and Omicron, risks associated with the recent invasion of the Ukraine by Russia and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s Annual Report on Form 20-F filed on March 31, 2022 and the Company’s current and future reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Advancing pipeline

AI platform	Product Candidate (Delivery modality)	Stage of Development				Anticipated Key Milestone
		Pre-clinical	Phase 1	Phase 2 (2a / 2b)	Phase 3	
PIONEER Patient-specific cancer immunotherapies	**EVX-01** (Liposomal/Peptide) Metastatic Melanoma			2a 2b: **MSD**		H1 2022 First-patient-first-visit Phase 2b
	EVX-02 (DNA) Adjuvant Melanoma					H1 2023: Clinical readout
	EVX-03 (Targeted DNA) NSCLC					H2 2022: Regulatory filing
EDEN Vaccines against bacterial diseases	**EVX-B1** (Adjuvanted Recombinant Proteins) *S. aureus*, SSTI					H2 2022: Regulatory filing
	EVX-B2 *Multiple bacteria*					H1 2022: Select second bacterial product candidate
RAVEN Vaccines against viral diseases	**EVX-V1** (DNA/mRNA) *Multiple viruses*					H2 2022: Select first viral product candidate

1

© Evaxion Biotech A/S. All rights reserved worldwide. Copenhagen, Denmark, 2022.

EVAXION

Anticipated Key Milestones 2022-23

AI Platform	Indication	Product Candidate	Phase	2022	2023	2024
PIONEER Immuno-oncology	Metastatic Melanoma	EVX-01 (with MSD)	Phase 2b	H1 First-patient-first-visit	H2 Interim readout	Readout, 1 year
PIONEER Immuno-oncology	Adjuvant Melanoma	EVX-02	Phase 1/2a		H1 Clinical readout	
PIONEER Immuno-oncology	NSCLC	EVX-03	Phase 1/2	H2 Regulatory filing	H1 FPFV H2 Interim Immune readout/safety	Interim Clinical readout
BUSINESS/PARTNERSHIP		All	Pre-clinical to Phase 2	Partnerships on programs and technologies	Partnerships on programs and technologies	Partnerships on programs and technologies
EDEN Infectious diseases	Staph. Aureus	EVX-B1	Pre-clinical	H2 Regulatory filing	Phase 1/2	
EDEN Infectious diseases		EVX-B2	Pre-clinical	H1 Selection of second bacterial target	Partnership	
RAVEN Infectious diseases		EVX-V1	Pre-clinical	H2 Selection of first viral product candidate	Partnership	

2
© Evaxion Biotech A/S. All rights reserved worldwide. Copenhagen, Denmark, 2022.

EVAXION